Exhibit 99.1

Century 21 China Real Estate Reports First Quarter 2011 Unaudited Financial Results

BEIJING, China, May 16, 2011 - IFM Investments Limited (NYSE: CTC) (“Century 21 China Real Estate” or the “Company”), a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China, today announced its unaudited financial results for the first quarter ended March 31, 2011.

First Quarter 2011 Highlights(1)

•                  Consolidated net revenue in the first quarter of 2011 was RMB137.3 million (US$21.0 million), a decrease of 19.2% from the fourth quarter of 2010, and an increase of 29.3% from the first quarter of 2010.

•                  Revenue from company-owned brokerage services in the first quarter of 2011 was RMB119.4 million (US$18.2 million), a decrease of 22.4% from the fourth quarter of 2010, and an increase of 28.0% from the first quarter of 2010.

•                  Non-GAAP(2) loss from operations in the first quarter of 2011 was RMB86.2 million (US$13.2 million), an increase of 94.1% from the fourth quarter of 2010, and an increase of 346.6% from the first quarter of 2010.

•                  Non-GAAP net loss attributable to ordinary shareholders for the first quarter of 2011 wasRMB84.4 million (US$12.9 million), an increase of 95.8% from the fourth quarter of 2010, and an increase of 311.7% from the first quarter of 2010.

“Despite policy restrictions continuing to dampen secondary transaction volumes, over the last quarter we have focused on solidifying our leading position in key neighborhoods, while improving operational efficiency across our store network and increasing revenues from our other business units,” said Mr. Donald Zhang, chairman and chief executive officer of Century 21 China Real Estate.

Mr. Zhang continued: “While we believe the strength of our brand and network ensures that we are better placed than our competitors to meet the current market challenges, adopting a flexible approach to market expansion is vital. In Shanghai, for example, our successful expansion has positioned us as the market leader in the city, and this is reflected in relatively stronger results in that city for the first quarter of 2011. In Beijing, however, particularly stringent restrictions have severely dampened transaction volumes. We, therefore, decided to temporarily close a small number of underperforming stores in Beijing and transferred staff to other more productive locations. We intend to continue to closely monitor productivity across our network in the coming quarters and invest for growth where appropriate or temporarily close stores as needed.”

Mr. Harry Lu, vice chairman and president added, “In this current low volume environment, property developers are increasingly keen to partner with experienced and effective sales agents to help clear their property pipeline. Given our extensive store network, skilled sales team and high brand recognition among potential buyers, we are well-placed to meet such demand. With a

(1)  This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB amounts into US$ as of and for the quarter ended March 31, 2011, were made at a rate of RMB6.5483 to US$1.00 which is the noon buying rate on March 31, 2011 in New York for cable transfers in RMB as certified in the H.10 weekly statistical release of the Federal Reserve Board. The Company’s functional and reporting currency is RMB.

(2)  Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Financial Measures” and “Reconciliations to Unaudited Condensed Consolidated Statements of Operations.”

healthy project pipeline, we see our primary and commercial business unit becoming an increasingly significant revenue contributor in the coming quarters. We believe that the underlying demand in China’s real estate market continues to build, and we remain confident in the prospects for strong growth in the medium- and long-term.”

Recent Business Developments

•                  Over the first quarter of 2011, the Company’s CENTURY 21® China Real Estate network covered 32 major cities with an average of more than 1,500 sales offices, including 607 company-owned sales offices, while employing more than 22,000 sales professionals and maintaining more than 7.0 million property listings.

•                  The Company has terminated its franchise agreements with a sub-franchisor in the Chongqing Region, based on standard performance assessments of the sub-franchisor. The Company will evaluate the qualifications of potential partners to operate in this market.

First Quarter 2011 Results

The Company’s total consolidated net revenue in the first quarter of 2011 was RMB137.3 million (US$21.0 million), a decrease of 19.2% from RMB169.9 million in the fourth quarter of 2010, and an increase of 29.3% from RMB106.2 million in the first quarter of 2010. Quarterly revenue decreased sequentially primarily because of the continuing slowdown in secondary property market transaction volumes in the first quarter of 2011 in the cities where the company operates. The year-over-year increase was primarily due to the expansion of our company-owned store network.

Revenue from company-owned brokerage services in the first quarter of 2011 was RMB119.4 million (US$18.2 million), representing 87.0% of total net revenue, a decrease of 22.4% from RMB153.9 million in the fourth quarter of 2010, and an increase of 28.0% from RMB93.3 million in the first quarter of 2010. The sequential decrease and year-over-year increase reflect the sequential decrease and year-over-year increase of sales and purchase transaction volumes as a result of both of our store expansion and overall market changes.

Revenue from mortgage management services in the first quarter of 2011 was RMB6.5 million (US$1.0 million), representing 4.7% of total net revenue, an increase of 8.3% from RMB6.0 million in the fourth quarter of 2010, and a decrease of 17.7% from RMB7.9 million in the same quarter of 2010. The Company generated revenue mainly from service fees for referring home mortgages and home equity loans for existing homes as well as interest and service fees for offering entrusted loans to consumers with property collateral in the first quarter of 2011. The year-over-year decline was primarily due to lower volume and fees earned for existing home mortgage loans by the Company in the first quarter of 2011 and were offset by revenues from other services such as home equity and entrusted loans.

Revenue from franchise services in the first quarter of 2011 was RMB4.2 million (US$0.6 million), representing 3.0% of total net revenue, an increase of 23.5% from RMB3.4 million in the fourth quarter of 2010, and a decrease of 16.0% from RMB5.0 million in the first quarter of 2010. The sequential increase was mainly due to royalty revenues from the Chengdu region after the reacquired rights to the CENTURY 21® franchise in December 2010. The year-over-year decrease was primarily due to a decrease in royalty revenues paid by some regional sub-franchisors in the first quarter of 2011 due to poor performance.

During the first quarter of 2011, the Company generated RMB7.0 million (US$1.1 million) in revenue from its primary and commercial services business unit, representing 5.0% of total net revenue, an increase of 6.0% from RMB6.6 million in the fourth quarter of 2010. This increase primarily consisted of commissions generated through the sale of approximately 31,400m2 Gross Floor Area (“GFA”) of new homes and revenues from consulting services provided on several new commercial development projects.

Commissions and other agent-related costs in the first quarter of 2011 were RMB100.2 million (US$15.3 million), representing 73.0% of total net revenue, a decrease of 2.2% from RMB102.5 million in the fourth quarter of 2010, and an increase of 64.5% from RMB60.9 million in the first quarter of 2010. The sequential decrease was mainly due to lower commission expenses as a result of lower total net revenue. The year-over-year increase in commissions and other agent-related costs was mainly attributable to an increase in salaries and benefits for sales staff, reflecting an increase in the number of sales professionals employed as a result of continuing store expansion throughout the first quarter of 2011.

Operating costs in the first quarter of 2011 were RMB69.7 million (US$10.6 million), representing 50.8% of total net revenue, an increase of 13.3% from RMB61.5 million in the fourth quarter of 2010, and an increase of 89.9% from RMB36.7 million in the first quarter of 2010. This was primarily due to an increase in rental costs and store-related costs as a result of the greater number of sales offices in the company-owned brokerage network as compared both to the corresponding period in the previous year and to the previous quarter.

Selling, general and administrative expenses in the first quarter of 2011 were RMB54.9 million (US$8.4 million), representing 40.0% of total net revenue, an increase of 4.2% from RMB52.7 million in the fourth quarter of 2010, and an increase of 53.4% from RMB35.8 million in the first quarter of 2010. The year-over-year increase was largely due to an increase in non-sales staff hires and higher marketing expenses.

Loss from operations in the first quarter of 2011 was RMB87.5 million (US$13.4 million), compared to a loss from operations of RMB46.8 million in the fourth quarter 2010 and RMB27.1 million in the first quarter 2010, respectively. Non-GAAP loss from operations in the first quarter of 2011 was RMB86.2 million (US$13.2 million), compared to a non-GAAP loss from operations of RMB44.4 million in the fourth quarter of 2010 and RMB19.3 million in the first quarter of 2010, respectively.

Foreign exchange loss for the first quarter of 2011 was RMB1.8 million (US$0.3 million), compared toRMB4.0 million in the fourth quarter of 2010 and RMB18,000 in the first quarter of 2010, resulting from US dollar depreciation against the RMB.

Net loss attributable to ordinary shareholders in the first quarter of 2011 was RMB85.7 million (US$13.1 million), compared to a net loss attributable to ordinary shareholders of RMB45.6 million in the fourth quarter of 2010 and RMB28.2 million in the first quarter of 2010, respectively. Non-GAAP net loss attributable to ordinary shareholders for the fourth quarter of 2011 was RMB84.4 million (US$12.9 million), compared to a non-GAAP net loss attributable to ordinary shareholders of RMB43.1 million in the fourth quarter of 2010 and RMB20.5 million in the first quarter of 2010, respectively.

Basic and diluted net loss per ADS in the first quarter of 2011 was RMB1.92 (US$0.29). Non-GAAP basic and diluted net loss per ADS in the first quarter of 2011 was RMB1.89

(US$0.29).

Net cash used in operating activities in the first quarter of 2011 was RMB89.6 million (US$13.7 million). Net cash used in investing activities in the first quarter of 2011 was RMB35.3 million (US$5.4 million).

Share Repurchase Program

During the quarter ended March 31, 2011, the Company repurchased 499,064 ADSs and has repurchased a total aggregate of 1,464,178 ADSs since November 26, 2010.

Business Outlook

The Company currently estimates that its total net revenue for the second quarter of 2011 will be in the range of RMB160 million to RMB170 million. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Century 21 China Real Estate’s management will host an earnings conference call on May 16, 2011 at 8 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-617-213-8839
Hong Kong:	+852-3002-1672
UK:	+44-207-365-8426

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Century 21 China Real Estate Earnings Call.”

A live and archived webcast of the conference call will be available until May 23, 2011 at http://ir.century21cn.com .

About Century 21 China Real Estate

IFM Investments Limited (“Century 21 China Real Estate” or “CTC”) is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China. CTC primarily focuses on China’s fast-growing and highly fragmented secondary real estate market, providing company-owned brokerage services, franchise services, mortgage management services, primary services, commercial services and fund management services. CTC has experienced substantial growth since it commenced operations in 2000, and received numerous awards and recognition as franchisor and real estate services provider for its service quality and business achievements. Century 21 China Real Estate became a public company in January 2010 and its ADSs, each of which represents 15 ordinary shares of CTC, currently trade on the New York Stock Exchange under the symbol “CTC.” For more information about CTC, please visit http://www.century21cn.com/english .

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “confident,” “continue,” “estimate,” “expect,” “future,” “intend,” “is currently reviewing,” “it is possible,” “likely,” “may,” “plan,” “potential,” “will” or other similar expressions or the negative of these words or expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the Business Outlook section and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, the Company’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of the Company’s brand or image, the Company’s inability to successfully execute its strategy of expanding into new geographical markets in China, the Company’s failure to manage its growth effectively and efficiently, the Company’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, the Company’s loss of its competitive advantage if it fails to maintain and improve its information system or to prevent disruptions or failure in the system’s performance, the Company’s failure to compete successfully, fluctuations in the Company’s results of operations and cash flows, natural disasters or outbreaks of health epidemics such as the H1N1 flu and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted loss from operations, adjusted net loss attributable to ordinary shareholders and adjusted earnings per ADS, each of which is adjusted to exclude share-based compensation. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the condensed financial information included with this press release. One limitation of using non-GAAP financial measures as described above is that these expense charges have been and will continue to be significant recurring expenses in the Company’s business for the foreseeable future.

Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. Management compensates for this limitation by providing specific information regarding the GAAP amount excluded from the non-GAAP measure.

For investor and media inquiries, please contact:

In China:

Lulu Li

Vice President

IFM Investments Limited

Phone: +86-10-6561-7188*333

E-mail: ir@century21cn.com

Josh Gartner

Brunswick Group

Phone: +86-10-6566-2256

Email: ctc@brunswickgroup.com

In the United States:

Cindy Zheng

Brunswick Group

Phone: +1-212-333-3810

Email: ctc@brunswickgroup.com

IFM Investments Limited

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	December 31,	March 31,	March 31,
	2010	2011	2011
	RMB	RMB	US$
ASSETS
Current assets:
Cash and time deposits	640,647	509,558	77,815
Restricted cash	32,498	20,500	3,131
Accounts receivable, net	50,599	39,158	5,980
Loans receivable, net	12,732	32,800	5,009
Amounts due from related parties	1,710	1,589	243
Prepaid expenses and other current assets	55,096	59,070	9,021
Total current assets	793,282	662,675	101,199
Non-current assets:
Equity investments	6,210	6,587	1,006
Property and equipment, net	78,330	81,182	12,397
Intangible assets, net	34,888	40,654	6,208
Goodwill	16,607	16,607	2,536
Other non-current assets	29,225	31,645	4,833
Total assets	958,542	839,350	128,179

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	17,397	13,347	2,038
Accrued expenses and other current liabilities	163,036	148,000	22,602
Amounts due to related parties	261	266	41
Deferred revenue	9,032	7,522	1,149
Total current liabilities	189,726	169,135	25,830
Long-term deposits payable	13,316	13,109	2,002
Deferred tax liabilities	1,803	3,371	515
Total liabilities	204,845	185,615	28,347
Shareholders’ equity:
Ordinary shares	5,083	5,087	777
Treasury stock	(25,824)	(41,478)	(6,334)
Additional paid-in capital	1,072,079	1,073,822	163,985
Statutory reserves	5,595	5,595	854
Accumulated deficit	(301,865)	(387,519)	(59,179)
Total IFM Investments Limited shareholders’ equity	755,068	655,507	100,103
Non-controlling interest	(1,371)	(1,772)	(271)
Total shareholders’ equity	753,697	653,735	99,832
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	958,542	839,350	128,179

IFM Investments Limited

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per share and per ADS data)

	For the Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2010	2010	2011	2011
	RMB	RMB	RMB	US$

Net revenue	106,234	169,861	137,337	20,973
Costs and expenses:
Commissions and other agent-related costs	(60,853)	(102,487)	(100,227)	(15,306)
Operating costs	(36,739)	(61,506)	(69,746)	(10,651)
Selling, general and administrative expenses	(35,764)	(52,705)	(54,855)	(8,377)
Total costs and expenses	(133,356)	(216,698)	(224,828)	(34,334)
Loss from operations	(27,122)	(46,837)	(87,491)	(13,361)
Interest income	913	1,915	2,017	308
Other income	—	3,959	2,041	312
Foreign currency exchange loss	(18)	(3,984)	(1,756)	(268)
Loss before income tax and share of associates’ income (loss)	(26,227)	(44,947)	(85,189)	(13,009)
Income tax	(1,092)	(158)	(1,243)	(190)
Share of associates’ income (loss)	(117)	(390)	377	58
Net loss	(27,436)	(45,495)	(86,055)	(13,142)
Net loss (income) attributable to non-controlling interest	411	(61)	401	61
Net loss attributable to IFM Investments Limited	(27,025)	(45,556)	(85,654)	(13,080)

Accretion of convertible redeemable preferred shares	(1,213)	—	—	—
Net loss attributable to ordinary shareholders	(28,238)	(45,556)	(85,654)	(13,080)

Net loss per share, basic	(0.05)	(0.07)	(0.13)	(0.02)
Net loss per share, diluted	(0.05)	(0.07)	(0.13)	(0.02)

Net loss per ADS, basic	(0.76)	(1.00)	(1.92)	(0.29)
Net loss per ADS, diluted	(0.76)	(1.00)	(1.92)	(0.29)

Number of shares used in calculating net loss per share, basic	558,308	684,775	670,207	670,207
Number of shares used in calculating net loss per share, diluted	558,308	684,775	670,207	670,207

Number of ADSs used in calculating net loss per ADS, basic	37,221	45,652	44,680	44,680
Number of ADSs used in calculating net loss per ADS, diluted	37,221	45,652	44,680	44,680

IFM Investments Limited

Reconciliations to Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per ADS data)

	For the Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2010	2010	2011	2011
	RMB	RMB	RMB	US$
GAAP loss from operations	(27,122)	(46,837)	(87,491)	(13,361)
Plus:
Share-based compensation	7,773	2,424	1,299	198
Non-GAAP loss from operations	(19,349)	(44,413)	(86,192)	(13,163)

GAAP net loss attributable to IFM Investments Limited	(27,025)	(45,556)	(85,654)	(13,080)
Plus:
Share-based compensation	7,773	2,424	1,299	198
Non-GAAP net loss attributable to IFM Investments Limited	(19,252)	(43,132)	(84,355)	(12,882)

GAAP net loss attributable to ordinary shareholders	(28,238)	(45,556)	(85,654)	(13,080)
Plus:
Share-based compensation	7,773	2,424	1,299	198
Non-GAAP net loss attributable to ordinary shareholders	(20,465)	(43,132)	(84,355)	(12,882)

GAAP net loss per ADS, basic	(0.76)	(1.00)	(1.92)	(0.29)
GAAP net loss per ADS, diluted	(0.76)	(1.00)	(1.92)	(0.29)

Non-GAAP net loss per ADS, basic	(0.55)	(0.94)	(1.89)	(0.29)
Non-GAAP net loss per ADS, diluted	(0.55)	(0.94)	(1.89)	(0.29)

Number of ADSs used in calculating GAAP / non-GAAP net loss per ADS, basic	37,221	45,652	44,680	44,680
Number of ADSs used in calculating GAAP / non-GAAP net loss per ADS, diluted	37,221	45,652	44,680	44,680